                                                                    EXHIBIT 99.1


                          Independent Auditors' Consent




The Board of Directors
NWE Capital (Cyprus) Ltd.:

We consent to incorporation by reference in the registration statement
(no. 333-5396) on Form S-3 of PLD Telekom Inc. of our report dated March 30, 1999, relating to the consolidated balance sheets of NWE Capital (Cyprus) Ltd. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholder's equity, and cash flows for each of the years in the three year period ended December 31, 1998, which report appears in the Annual Report on Form 20-F/A (Amendment No. 1) for the year ended December 31, 1998 of NWE Capital (Cyprus) Ltd.

Our report dated March 30, 1999 contains an explanatory paragraph that states that the Company's parent, PLD Telekom Inc. (PLD) does not presently have sufficient funds on hand to meet its current debt obligations. PLD's failure to make payment in full when required could result in a cross-default under and acceleration of other debt obligations for which the Company is a guarantor. These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                                              KPMG


St. Petersburg, Russia
August 27, 1999